UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES FINAL RESULTS AND
SETTLEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – April 14, 2022 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the final results and settlement of the previously announced cash tender offers by its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), with respect to any and all of PGF’s outstanding notes of the series set forth in the table below (the “Notes” and such offers, the “Offers”).

The following tables set forth the aggregate principal amount of Notes validly tendered and accepted for purchase in the Offers:

Tender Group 1
Title of Security	CUSIP/ISIN	Principal Amount Tendered and Accepted
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	US$58,159,000
4.750% Global Notes Due January 2025	- / XS0982711714	€135,488,000
5.299% Global Notes Due January 2025	71647NAT6, 71647NAV1, N6945AAJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	US$77,659,000
8.750% Global Notes Due May 2026	71647NAQ2 / US71647NAQ25	US$101,804,000
6.250% Global Notes Due December 2026	- / XS0718502007	£16,429,000
7.375% Global Notes Due January 2027	71647NAS8 / US71647NAS80	US$224,173,000
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	US$201,932,000
5.750% Global Notes Due February 2029	71647NAZ2 / US71647NAZ24	US$35,314,000
5.375% Global Notes Due October 2029	- / XS0835891838	£10,633,000
5.093% Global Notes Due January 2030	71647NBE8, 71647NBF5, N6945AAL1 / US71647NBE85, US71647NBF50, USN6945AAL19	US$672,459,000

Tender Group 2
Title of Security	CUSIP/ISIN	Principal Amount Tendered and Accepted
5.500% Global Notes Due June 2051	71647NBJ7 / US71647NBJ72	US$53,549,000
5.625% Global Notes Due May 2043	71647NAA7 / US71647NAA72	US$8,414,000
6.750% Global Notes Due June 2050	71647NBG3 / US71647NBG34	US$47,682,000
6.900% Global Notes Due March 2049	71647NBD0 / US71647NBD03	US$36,521,000
5.600% Global Notes Due January 2031	71647NBH1 / US71647NBH17	US$176,533,000
6.625% Global Notes Due January 2034	- / XS0982711474	£4,987,000
6.750% Global Notes Due January 2041	71645WAS0 / US71645WAS08	US$49,694,000
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	US$8,821,000
7.250% Global Notes Due March 2044	71647NAK5 / US71647NAK54	US$10,182,000

_____________________________________________________________________________

The Offers expired at 5:00 p.m., New York City time, on April 11, 2022 and settled today.

The Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated April 5, 2022, and the accompanying notice of guaranteed delivery (together, the “Offer Documents”).

The aggregate amount paid by PGF to holders whose Notes were accepted for purchase, excluding accrued and unpaid interest, was approximately US$2.0 billion, as converted on the basis set forth in the Offer Documents.

# # #

PGF engaged BNP Paribas Securities Corp. (“BNP PARIBAS”), Citigroup Global Markets Inc. (“Citigroup”), HSBC Securities (USA) Inc. (“HSBC”), Mizuho Securities USA LLC (“Mizuho Securities”), Morgan Stanley & Co. LLC (“Morgan Stanley”), and Scotia Capital (USA) Inc. (“Scotiabank” and together with BNP, Citi, HSBC, Mizuho and Morgan Stanley, the “Dealer Managers”) to act as dealer managers with respect to the Offers. Global Bondholder Services Corporation acted as the depositary and information agent (the “Depositary”) for the Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

Any questions or requests for assistance regarding the Offers may be directed to BNP PARIBAS confirmation No. at +1 (212) 841-3059 or toll-free at +1 (888) 210-4358, Citigroup collect at +1 (212) 723-6106 or toll free at +1 (800) 558-3745, HSBC collect at +1 (212) 525-5552 or toll free at +1 (888) HSBC-4LM, Mizuho Securities collect at +1 (212) 205-7736 or toll free at +1 (866) 271-7403, Morgan Stanley collect at +1 (212) 761-1057 or toll free at +1 (800) 624-1808 and Scotiabank collect at +1 (212) 225-5501 or toll free at +1 (833) 498-1660. Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (855) 654-2015 (toll-free) or +1 (212) 430-3774 (banks and brokers call). The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

The Offers were made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Notice to Prospective Investors in the United Kingdom

The communication of this announcement and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any such related documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the offer to purchase any securities may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement and any such related documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release and any such related documents and/or materials are available only to and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: April 14, 2022